HAND & HAND, a professional corporation

24 Calle de la Luna

San Clemente, California 92673

(949) 489-2400

Facsimile (949) 489-0034

October 8, 2009

William H. Thompson

Branch Chief

Securities & Exchange Commission

450 Fifth Street, N.W., Mail Stop 3561

Washington, DC 20549

Re:

IWI Holding Limited (the “Company”)

Form 20-F/A for the fiscal year ended December 31, 2006

File No. 000-25108

Dear Mr. Thompson:

As counsel for and on behalf of the Company, we hereby file an amendment to the above captioned report in response to the staff’s letter of April 4, 2008. Based on these comments, we have corrected the disclosure in Item 15 and in the Exchange Act Rule 13a-14(a)(10) certification, which has been filed as an exhibit as required by Form 20-F.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jehu Hand

Jehu Hand

JH:kp